

June 15, 2021

Paddy Spence
Chief Executive Officer
Zevia PBC
15821 Ventura Blvd., Suite 145
Encino, CA 91436

>   **Re: Zevia PBC**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted June 4, 2021**
>   **CIK 0001854139**

Dear Mr. Spence:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

General

1.   We note your responses to our comments on the Tax Receivable Agreement. Please provide more prominent disclosure of the Tax Receivable Agreement and the economics benefits that it confers to the Direct Zevia Stockholders ensuring that your revised disclosure addresses the shift in cash flows from public shareholders to the pre-IPO owners. To the extent practicable, please disclose how the estimated annual payments to Direct Zevia Stockholders under the agreement correlate to your revenue so that investors can understand how much of your revenue is being redirected to the pre-IPO owners. We would expect to see the discussion of the agreement, including the estimated payouts, in

the forepart of the prospectus as a principal topic in the Prospectus Summary.

You may contact Andi Carpenter at 202-551-3645 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing